UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
Commission File Number: 001-41072
IREN Limited
(Translation of registrant’s name into English)
Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On April 4, 2025, IREN Limited (the “Company”) released a monthly update regarding its results of operations for March 2025 and provided a business update. A copy of the Company’s monthly update is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	IREN Limited, March 2025 Monthly Update, dated April 4, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: April 4, 2025	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director